Filed by STERIS Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Synergy Health plc
Filer's SEC File No.: 001-14643
Date: February 4, 2015

In a press release filed as Exhibit 99.1 to STERIS Corporation’s Current Report on Form 8-K, dated February 4, 2015, STERIS made the following statement about the status of its proposed combination with Synergy Health plc.

“Acquisition of Synergy Health

STERIS continues to work diligently to close the Synergy Health acquisition. In particular, the Company has filed with the Competition and Markets Authority (CMA) in the United Kingdom for review as of January 5, 2015. In addition, STERIS has received comments from the Securities and Exchange Commission on its Form S-4 and has filed Amended Form S-4s on January 7, 2015 and January 28, 2015. On January 9, 2015, STERIS received a second request from the Federal Trade Commission (FTC) and is cooperating with the FTC staff in the review of the transaction.”